Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Elevance Health Inc (ELV)

Name of person relying on exemption: As You Sow®

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. As You Sow® does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

11461 San Pablo Avenue, Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Elevance Health Inc (ELV)
Vote Yes: Item #4 – Report on the Effectiveness of the Company's Diversity, Equity, and Inclusion Efforts

Annual Meeting: May 14, 2025

CONTACT: Meredith Benton | benton@whistlestop.capital

THE RESOLUTION

Resolved: Shareholders request that Elevance Health Inc report on the effectiveness of diversity, equity, and inclusion efforts to create a workplace where all employees can contribute to the Company’s success. This disclosure should be done at reasonable expense, exclude proprietary information, and provide quantitative metrics for hiring, promotion, and retention rates of employees, including data by gender, race, and ethnicity.

Supporting Statement: Quantitative data is sought so investors can assess and compare the effectiveness of companies’ diversity, equity, and inclusion programs. It is advised that this content be provided through Elevance’s existing sustainability reporting infrastructure. A specific, independent report is not requested.

RATIONALE FOR A YES VOTE

Effective diversity, equity, and inclusion systems do not advantage one group over another, nor do they disadvantage one group over another. Inclusive workplaces have been extensively linked to stronger businesses and financial returns. However, Elevance does not provide quantitative data on the outcomes of its efforts to create a workplace where all employees are able to contribute to the company’s success.

Concerns about discrimination in the American workforce remain very high. What has shifted are the political beliefs about who is experiencing discrimination and how it should be addressed. More than ever, companies need to be able to illustrate that they host a workplace free of discrimination that allows the best talent to thrive.

DISCUSSION

Investors are seeking data to understand if Elevance’s workplace is one where all employees can contribute to the Company’s success based on merit. Well managed diversity, equity, and inclusion programs do not place people into roles they don’t deserve; they are focused on ensuring that the bias and discrimination that exist in America1 does not harm the company’s ability to hire, advance, and retain the best possible employees.

_____________________________

1 https://www.pewresearch.org/race-and-ethnicity/2024/06/15/racial-discrimination-shapes-how-black-americans-view-their-progress-and-u-s-institutions-2/; https://academic.oup.com/qje/article-abstract/137/4/1963/6605934; https://academic.oup.com/qje/article-abstract/133/1/191/4060073; https://www.pnas.org/doi/full/10.1073/pnas.1706255114; https://www.shrm.org/topics-tools/news/inclusion-diversity/gender-bias-2024-survey

2025 Proxy Memo Elevance Health In| Shareholder Proposal Requesting a Report on Effectiveness of Efforts to Create a Meritocratic Workplace

Effective human capital management does not advantage one group over another, nor does it disadvantage one group over another.

The U.S. Supreme Court’s June 2023, decision striking down affirmative action in university admissions,2 alongside the January 2025 Executive Order 14173 shifted the political and legal landscape in which companies operate, placing significantly more scrutiny on workplace programs that may advantage specific groups. The Equal Employment Opportunity Commission (EEOC) issued clarifying guidance in March, 2025, reaffirming that Title VII of the Civil Rights Act of 1964 continues to prohibit “discrimination based on protected characteristics such as race and sex.” The EEOC emphasized that disparate treatment of workers, such as exclusion from training, mentorship, or networking events on the basis of a protected characteristic was not allowed. This includes employee affinity groups, and trainings, as well as any employment decision based on the bias of customers.3

Companies’ obligations to workplaces free of discrimination and harassment have not changed. Companies have a legal obligation4 to ensure equal opportunities that cultivate the strongest possible teams — and to refrain from creating workplaces that are hostile, unsafe, discriminatory, or enable harassment.

Investors should seek effective inclusion programs for reasons that go beyond legal considerations. Numerous studies have pointed to the benefits of a diverse and inclusive workforce. A small subset of their findings include:

1.	Whistle Stop Capital and As You Sow researchers reviewed the workforce diversity of 1,641 companies between 2016-2021. Linear regressions found statistically significant positive correlations between increased manager diversity and enterprise value growth rate, free cash flow, return on equity, return on invested capital, and 10-year revenue growth, among other indicators.[5]

For instance, within the health care sector, statistically significant positive correlations were found between manager diversity and free cash flow per share, income after tax, long-term growth, and 10-year compound annual growth rate. Elevance resides in a sector that has an opportunity to realize a financial benefit with higher amounts of diverse representation within its leadership teams.

_____________________________

2 https://www.sidley.com/en/insights/newsupdates/2023/08/us-supreme-court-ends-affirmative-action-in-higher-education--an-overview-and-practical-next-steps

3 https://natlawreview.com/article/what-dei-discrimination-latest-eeoc

4 https://www.eeoc.gov/statutes/title-vii-civil-rights-act-1964

5 https://www.asyousow.org/report-page/2023-positive-relationships-linking-workforce-diversity-and-financial-performance

3

2025 Proxy Memo Elevance Health In| Shareholder Proposal Requesting a Report on Effectiveness of Efforts to Create a Meritocratic Workplace

2.	The consultancy BCG found that innovation revenue was 19 percent higher in companies with above-average leadership diversity. In addition, companies with above-average diversity had EBIT margins nine percentage points higher.[6]

3.	A study of the S&P 500 by the Wall Street Journal found that the 20 most diverse companies had an average annual five-year stock return that was 6% higher than the 20 least-diverse companies.[7]

Benefits of diverse and inclusive teams have been found to include: access to top talent, a better understanding of consumer preferences, a stronger mix of leadership skills, informed strategy discussions, and improved risk management. Diversity and the different perspectives it encourages has also been shown to encourage more creative and innovative workplace environments.8 In contrast, companies where harassment and discrimination exist may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent, and difficulties in retaining talent.

Inequality may also threaten the total portfolio return of diversified investors by slowing economic growth: for example, one study determined gender and racial gaps reduced GDP by $2.6 trillion in 2019.9

Unfortunately, corporate initiatives intended to ensure workplace meritocracy vary in quality. Companies must be intentional in ensuring that negative stereotypes and biases against gender, race, or other diversity characteristics do not harm their workplace; and investors must have the data needed to monitor and compare their companies’ effectiveness in meeting this important goal.

Disclosure has not been found to increase legal risk.

Despite concerns raised, hundreds of companies already disclose similar metrics with no evidence of increased legal risk.

As of March 21st, 2025:

•	84 percent of the S&P 100 release, or have committed to release, their EEO-1 report.
•	54 percent of the S&P 100 release, or have committed to release, at least one hiring statistic related to gender.
•	37 percent of the S&P 100 release or have committed to release, at least one hiring statistic related to race/ethnicity.
•	29 percent of the S&P 100 release or have committed to release, at least one promotion statistic related to gender.
•	21 percent of the S&P 100 release or have committed to release, at least one promotion statistic related to race/ethnicity.
•	23 percent of the S&P 100 release or have committed to release, at least one retention or turnover statistic related to gender.
•	22 percent of the S&P 100 release or have committed to release, at least one retention or turnover statistic related to race/ethnicity.

_____________________________

6 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

7 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

8 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

9 https://www.frbsf.org/wp-content/uploads/wp2021-11.pdf, p.17

4

2025 Proxy Memo Elevance Health In| Shareholder Proposal Requesting a Report on Effectiveness of Efforts to Create a Meritocratic Workplace

As of the filing of this brief, no research reports or media articles were found that indicated any relationship between the publication of these data sets and discrimination lawsuits received by companies. Similarly, no research was found that indicates that the release of the requested data sets impacted outcomes of discrimination lawsuits filed against companies that release their diversity and inclusion data. This absence of evidence is significant because it directly counters a common objection to diversity data disclosure—that transparency about workforce demographics could increase legal vulnerability. Despite hundreds of companies already disclosing this information, there appears to be no documented evidence supporting this concern.

Elevance does not provide transparent quantitative data on the outcomes of its efforts to create a meritocratic workplace.

Disclosing key inclusion factor data – hiring, promotion and retention rates by gender, race and ethnicity categories established by the Equal Employment Opportunity Commission – would allow Elevance’s investors and potential employees to understand the extent to which the company is successfully building, managing, and retaining an effective workforce.

Elevance lags its peers in the disclosure and transparency it provides to investors on the effectiveness of its diversity and inclusion programs. In its statement of opposition, Elevance claims that it “discloses significant workforce composition information for investors and other stakeholders.” However, at the time of this filing, Elevance has only shared its EEO-1 report. Elevance’s failure to disclose hiring rate data of its diverse employees is particularly of concern given that the healthcare sector leads in disclosing hiring rate data of diverse employees.10 Across the Russell 1000 companies, as tracked by As You Sow and Whistle Stop Capital researchers, and as displayed below, since 2020, there has been an upward trend in the release of promotion, hiring, and retention rate disclosure by specific categories.11

_____________________________

10 https://www.asyousow.org/our-work/social-justice/workplace-equity/data-visualization

11 Indigenous representation data was monitored until 2023.

5

2025 Proxy Memo Elevance Health In| Shareholder Proposal Requesting a Report on Effectiveness of Efforts to Create a Meritocratic Workplace

6

2025 Proxy Memo Elevance Health In| Shareholder Proposal Requesting a Report on Effectiveness of Efforts to Create a Meritocratic Workplace

Companies in the health sector that release more diversity and inclusion data than Elevance include, but are not limited to Cardinal Health, The Cigna Group, Thermo Fisher Scientific, Illumina, and Humana.

CONCLUSION

Vote “Yes” on this Shareholder Proposal 4. A ‘Yes’ vote supports enhanced transparency by Elevance that addresses a significant disclosure gap. Elevance currently lags healthcare sector peers in providing diversity metrics. The requested data on hiring, promotion, and retention rates will give investors crucial information to evaluate the company’s DEI effectiveness and the likelihood that it will achieve the financial benefits of a diverse workforce.

--

For questions, please contact Meredith Benton, As You Sow, benton@whistlestop.capital

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

7